650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 29, 2016

Via EDGAR and Overnight Delivery

Division of Corporation Finance
U.S. Securities & Exchange Commission
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Amanda Ravitz
Caleb French
Daniel Morris
Dennis Hult
Kate Tillan

Re:	Quantenna Communications, Inc.
Amendment No. 3 to
Draft Registration Statement on Form S-1
Submitted September 9, 2016
CIK No. 0001370702
Ladies and Gentlemen
On behalf of our client, Quantenna Communications, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 23, 2016, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and the revised Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both clean copies of the Registration Statement and copies marked to show all changes from the version confidentially submitted on September 9, 2016.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on September 9, 2016), all page references herein correspond to the page of the revised Registration Statement.
Sales and Marketing, page 73

1.
We note your response to prior comment 3. However, your continued use of the phrase “generally consistent” remains ambiguous as to whether there are certain terms you offer to customers and suppliers that do not comport with “typical industry practice.” If you offer any material terms that are not consistent with the typical practice in your industry, please revise to disclose those

AUSTIN BEIJING BOSTON BRUSSELS HONG KONG LOS ANGELES NEW YORK PALO ALTO
SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Securities and Exchange Commission
September 29, 2016

terms. If you do not, please revise your disclosure on pages 73 and 74 to clarify that all material terms you rely on are consistent with general industry practice.
In response to the Staff’s comment, we have revised the disclosure on page 72 to clarify that all material terms the Company relies on are consistent with general industry practice.
Agreement with RUSNANO, page 98

2.
Please revise to provide additional detail regarding the scope of RUSNANO’s rights under the agreement pre- and post-qualified offering. In this regard, we note that your current disclosure does not appear to fully address RUSNANO’s extensive influence over the corporate actions of your subsidiary, including, for example, with respect to debt and equity financings, liens/pledges, appropriate use of funds, liquidation, acquisitions and related party transactions. Add risk factors, as appropriate.

In response to the Staff’s comment, we have revised the disclosure on pages 100 and 101 to provide additional detail regarding the scope of RUSNANO’s rights under the agreement pre- and post-qualified offering. In addition, we have revised the risk factor regarding the Company’s international operations on page 20 to include a discussion of RUSNANO’s rights and the Company’s obligations with respect to governance and funding of the Russian subsidiary.
Principal Stockholders, page 102

3.
We are unable to agree with response 22 in your letter to us dated August 18, 2016. Accordingly, please revise the table to include the information required by Regulation S-K Item 403(b) regarding the individual serving as your principal financial officer during your last completed fiscal year. See Regulation S-K Items 403(b) and 402(a)(3). Also, please expand the disclosure in footnote 3 to disclose the natural persons who control Venrock Management IV, LLC and Venrock Partners Management, LLC.

In response to the Staff’s comment, we have revised the beneficial ownership table and respective footnote on pages 105 and 106 to include the information required by Item 403(b) regarding the individual serving as the Company’s principal financial officer during its last completed fiscal year.
In addition, the Company requested that Venrock Associates ("Venrock") provide the names of the natural persons who control Venrock Management IV, LLC, Venrock Partners Management, LLC and VEF Management IV, LLC, but Venrock has advised the Company that it does not believe the natural persons are required to be disclosed for the reasons cited in response 22 to our letter to the Staff dated August 18, 2016, and that it has not previously disclosed the identity of these individuals in prior filings. We respectfully advise the Staff that the Company is not aware of any contractual or other means by which it can compel Venrock to disclose the identity of these persons to the Company. As a result, the Company does not have access to the information that the Staff has requested.

Securities and Exchange Commission
September 29, 2016

Exhibits

4.
We note your response to prior comment 6. However, it appears that pursuant to the terms of the agreement, RUSNANO has specifically undertaken to be governed by the terms of the monitoring regulations and account control agreement. Since compliance with these terms is required under the agreement, please file the monitoring regulations and account control agreement with your next amendment.

In response to the Staff’s comment, we have filed the Monitoring Regulations referenced in the Company’s letter agreement with RUSNANO as part of Exhibit 10.17 to the Registration Statement. In addition, we will file the Account Control Agreement as part of Exhibit 10.17 with the next filing of the Registration Statement when the English translation is available for filing.

* * *

Securities and Exchange Commission
September 29, 2016

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 493-9300 or jsheridan@wsgr.com.
Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ John T. Sheridan

John T. Sheridan

cc:	Sam Heidari, Quantenna Communications, Inc.
Tom MacMitchell, Quantenna Communications, Inc.
Arthur F. Schneiderman, Wilson Sonsini Goodrich & Rosati, P.C.
Alan F. Denenberg, Davis Polk & Wardwell LLP